

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

Hao-Yuan Chuang
Chief Financial Officer
BELITE BIO, INC
12750 High Bluff Drive Suite 475
San Diego, CA 92130

> **Re: BELITE BIO, INC**
> **Registration Statement on Form F-3**
> **Filed May 1, 2023**
> **File No. 333-271549**

Dear Hao-Yuan Chuang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Portia Ku